INVITATION

Follow our Conference Call:
Redecard - Public Offering

Itaú Unibanco Holding S.A. (BM&FBovespa:  ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference call about:
Redecard – Public Offering.

The live webcast will be available at www.itau-unibanco.com/ir

Save the date: April 16, 2012
To take part in the conference call inform code:  Itaú Unibanco

Portuguese:	English:

• 09h00 a.m. (EST)	• 10h30 a.m. (EST)
• 10h00 a.m. (Brasília Time)	• 11 h30 a.m. (Brasília Time)
(55-11) 4688-6361	Toll Free from the U.S. (1-866) 262-4553 In Brazil: (55 -11) 4688-6361 Other Countries: (1-412) 317-6029

Presentation:

Roberto Egydio Setubal
CEO (Chief Executive Officer)

Alfredo Egydio Setubal
Executive Vice President and Investor Relations Officer

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir.  The conference calls will also be archived in audio format on the same website.

To access an audio replay of the conference calls, which will be available until April 22, 2012, dial (55 11) 4688-6312. Access codes: 1122022# (call in Portuguese) and 3306785# (call in English).

Itaú Unibanco